UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

CENTRAL GOLDTRUST

(Translation of registrant's name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3
Courier Address: 55 Broad Leaf Crescent ,Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                                Form 40-F       √

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     YES                                          NO      √

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date	October 29, 2009	By:	/s/ J.C. Stefan Spicer

(Signature)*
*Print the name and title under the signature of the signing officer			J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX
CENTRAL GOLDTRUST
Exhibits to Form 6-K 3rd Quarter Report at September 30, 2009

Exhibit 99.1	3rd Quarter Report September 30, 2009

Exhibit 99.2	Management’s Discussion & Analysis – 3rd Quarter

Exhibit 99.3:	Form 52-109F2 – Certification of Disclosure in Issuers’ Interim Filings, CEO.

Exhibit 99.4:	Form 52-109F2 – Certification of Disclosure in Issuers’ Interim Filings, CFO.